Novelos Therapeutics, Inc.
One Gateway Center, Suite 504
Newton, MA 02458

Via EDGAR Submission

October 27, 2006

Ms. Amy C. Bruckner
Staff Accountant
Division of Corporate Finance – Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Bruckner:

This letter responds to the comments contained in your letter dated October 24, 2006 addressed to the undersigned concerning Item 4.02(a) of our Current Report on Form 8-K filed October 24, 2006 (the ‘‘8-K’’). For your convenience we have listed each comment and provided a response immediately below.

Comment 1

Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your September 30, 2005 Form 10-QSB and December 31, 2005 Form 10-KSB regarding your disclosure controls and procedures, particularly in light of the restatement issue that you have described in this 8-K.

Response

During October 2006 we reconsidered our previous assertions contained in our Form 10-QSB for the quarter ended September 30, 2005 and our Form 10-KSB for the year ended December 31, 2005 regarding our disclosure controls and procedures. As a result of the restatement described in the 8-K, we have determined that a material weakness existed in our internal controls over financial reporting with respect to the identification of and accounting for the beneficial conversion feature of the preferred stock financing transaction. Due to this material weakness in internal control over financial reporting, we have now concluded that, as of September 30, 2005 and December 31, 2005, our disclosure controls and procedures were not effective at the reasonable assurance level.

Regarding the material weakness in internal control over financial reporting described above, in the fourth quarter of 2005 we identified the need to establish the full-time position of Director of Finance. At that time, we began discussions regarding permanent employment with a consultant who had provided part-time finance and accounting services to us for several years. Over the course of the next two months, this individual worked to complete outstanding consulting engagements with a view to becoming a full-time Novelos employee during the first quarter of 2006. In February 2006 it became apparent to us that this individual would be unable to accept this full-time role. We then renewed our search and upgraded the required qualifications for a suitable candidate. In April, 2006 we identified a candidate who is a CPA with extensive experience at a ‘‘big four’’ public accounting firm as well as substantial public company experience at the management level in the areas of finance and accounting, including the accounting for and reporting of complex financial transactions. In May 2006, the candidate began performing consulting services for us on a part-time basis and in June 2006 the candidate accepted the position of Director of Finance and Controller. Shortly after beginning employment, this individual began an internal review of our historical financing transactions. It was during the course of this review that the error requiring the restatement was discovered. The Director of Finance and Controller is performing a major role in ensuring the accuracy and completeness of our financial reporting and the effectiveness of our disclosure controls and procedures. We believe that the addition of this individual in this key position has remediated the material weakness in internal control over financial reporting described above.

Accordingly, we will revise our evaluation of controls and procedures in the amended Form 10-QSB for the quarter ended September 30, 2005 and the amended Form 10-KSB for the year ended December 31, 2005 and currently date the certifications of the Chief Executive Officer and Chief Financial Officer as required.

Comment 2

Please also provide us with an estimated time-frame as to when you intend to file the Form 10-QSB/A for the period ended September 30, 2005 and the Form 10-KSB/A for the year ended December 31, 2005.

Response

We anticipate that the amended Form 10-QSB/A and amended Form 10-KSB/A will be filed by November 3, 2006.

As requested in your letter, Novelos Therapeutics, Inc. hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (617) 244-1616, ext. 11.

Sincerely,

Novelos Therapeutics, Inc.

By:	/s/ Harry S. Palmin
Harry S. Palmin
President and Chief Executive Officer